PMC Commercial Trust

17950 Preston Road, Suite 600

Dallas, Texas 75252

December 20, 2013

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PMC Commercial Trust
Registration Statement on Form S-4 (Registration No. 333-190934)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PMC Commercial Trust (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 1:00 p.m. (Washington, D.C. time) on December 24, 2013, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PMC COMMERCIAL TRUST

By:	/s/ Jan F. Salit
Jan F. Salit Chief Executive Officer and President